EXHIBIT 5
NOTICE OF PUT EXERCISE
February 2, 2009
Pacific Electric Wire & Cable Co, Ltd.
No. 95, Section 2
Dunhua South Road
Taipei, 106 Taiwan, ROC
Attn: Yuan Chun Tang, Chairman
Gentlemen:
Reference is made to that certain Shareholders’ Agreement dated as of June 28, 2007 (the “Shareholders’ Agreement”), by and among Asia Pacific Wire & Cable Corporation Limited, a Bermuda company (“APWC”), Pacific Electric Wire & Cable Co., Ltd., a Taiwan, ROC company (“PEWC”), and SOF Investments, L.P., a Delaware limited partnership (“SOF”, and together with APWC and PEWC, collectively referred to herein as, the “Parties” and, each individually a “Party”). Capitalized terms used but not otherwise defined in this Notice shall have the meanings ascribed to such terms in the Shareholders’ Agreement.
Pursuant to Section 6.6 of the Shareholders’ Agreement, SOF has the right and option to sell to PEWC upon the occurrence of a Put Event, and PEWC has agreed to purchase from SOF upon the occurrence of a Put Event (the “Put Right”), all Registrable Securities then owned by SOF (the “Put Shares”), for an amount equal to the Put Price together with interest (calculated on the basis of a 360 day year) on the Put Price, computed from June 28, 2007 until the Put Closing (defined below) at a rate per annum that is equal to the LIBOR Rate plus fifty (50) basis points (compounded annually). SOF may exercise this Put Right at any time while the Put Event remains uncured via written Notification to PEWC. The closing related to such Put Right shall occur within sixty (60) days of SOF’s exercise of such Put Right (the “Put Closing”).
Since it is after January 31, 2009 and the Shares are not listed on a US Securities Market, a Put Event has occurred and currently remains uncured. Accordingly, SOF hereby elects to exercise the Put Right under Section 6.6 of the Shareholders’ Agreement to sell to PEWC 2,766,154 Put Shares for an amount equal to the Put Price of US $12,032,769.90, together with interest thereon as described above. Please be advised that the Put Closing must occur no later than sixty (60) days after PEWC’s receipt of this Notice.
Nothing contained herein shall impact or otherwise limit any other rights SOF may have pursuant to the Shareholders’ Agreement or any other agreement. Notwithstanding the exercise of the Put Right, SOF is seeking to discuss possible alternatives with you or your representatives with respect to this exercise of the Put Right and may elect to modify this Notice or rescind this Notice with respect to all or a portion of the Put Shares. Specifically, if the parties can reach a satisfactory agreement on the terms of an amendment to the Shareholders’ Agreement, SOF would be willing to consider restricting the exercise of the Put Right to 51% of the its Put Shares, with the remaining 49% of the Put Shares subject to a continuing Put Right. However, please be advised that SOF is under no obligation to agree to any such amendment or modifications; it being understood that any such discussions or negotiations shall not impact this Notice, the exercise of the Put Right pursuant to this Notice or any other rights SOF may have pursuant to the Shareholders’ Agreement until such time as a definitive agreement regarding any such amendment or modification is reached.
Very truly yours,

SOF INVESTMENTS, L.P.

By:	MSD Capital, L.P.
Its:	General Partner

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ John C. Phelan
Name: John C. Phelan
Title: Manager